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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 12b-25

                       Commission File Number 333-50103

                          NOTIFICATION OF LATE FILING

(Check One:)   [ ] Form 10-K     [ ] Form 11-K    [ ] Form 20-F    [x] Form 10-Q
[ ] Form N-SAR
                    For Period Ended:  March 31, 2000

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
    For the Transition Period Ended: ________________________________________

                    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Creditrust Corporation

Former name if applicable:  Inapplicable

Address of principal executive office:  7000 Security Boulevard
                                        Baltimore, Maryland  21244

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
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    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[ ] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    PART III
                                   NARRATIVE

     The information required by Creditrust Corporation's Quarterly Report on Form 10-Q for the period ended March 31, 2000 could not be filed within the prescribed time period because of delays experienced in complying with the Commission's requirement that interim financial information be reviewed by independent auditors before the Report may be filed with the Commission.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                    Joseph K. Rensin            (410) 594-7000
                      (Name)                  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [x] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [x] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Creditrust has experienced a significant increase in its revenues; the increase was offset by increases in its expenses, so that the net income for the three month period ended March 31, 2000 as compared to the three month period ended March 31, 1999 did not increase significantly.

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                                   SIGNATURE

     The registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                  CREDITRUST CORPORATION


Date:  May 16, 2000               By:  /s/ Joseph K. Rensin
                                       ------------------------------
                                       Joseph K. Rensin
                                       Chairman of the Board and Chief Executive
                                       Officer

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